FORM 51-102F3
MATERIAL CHANGE REPORT

1.    Name and Address of Company
Ballard Power Systems Inc. (“Ballard” or the “Company”)
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8
2.     Date of Material Change
September 1, 2020
3.     News Release
The news release was disseminated on September 1, 2020 through Canada Newswire.
4.     Summary of Material Change
The Company announced that it has entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., Raymond James Ltd. and TD Securities Inc., as lead Canadian agents, and CIBC World Markets Inc., Cormark Securities Inc., National Bank Financial Inc., BMO Capital Markets Corp., Raymond James & Associates, Inc. and TD Securities (USA) LLC, as lead US agents, and CIBC World Markets Corp., H.C. Wainwright & Co., LLC, Cormark Securities (USA) Limited, Lake Street Capital Markets, LLC, National Bank of Canada Financial Inc., and Roth Capital Partners, LLC (collectively, the “Agents”), thereby establishing an at-the-market equity program (the “ATM Program”). The Company intends to issue up to US$250 million (or the Canadian dollar equivalent) of common shares (“Common Shares”) under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the Toronto Stock Exchange (the "TSX") or Nasdaq stock exchange (“Nasdaq”), or other existing trading markets for the Common Shares in Canada and the United States. Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales of Common Shares under the ATM Program will be used for general corporate purposes.
5.1     Full Description of Material Change
The Company announced that it has entered into an Equity Distribution Agreement with the Agents, thereby establishing an ATM Program. The Company intends to issue up to US$250 million (or the Canadian dollar equivalent) of Common Shares under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the TSX or Nasdaq, or other existing trading markets for the Common Shares in Canada and the United States. Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales of Common Shares under the ATM Program will be used for general corporate purposes.
Under the Equity Distribution Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSX, the Nasdaq or on other existing trading markets for the Common Shares in Canada and the United States. Ballard is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. As Common Shares sold pursuant to the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of distribution. The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earliest of (a) the sale of all of the Common Shares subject to the Equity Distribution Agreement, (b) the termination of the Equity Distribution Agreement by the Agents or the

Company, as permitted therein, or (c) July 12, 2022. Ballard will pay the Agents a commission rate of up to 2.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Agents with customary indemnification and contribution rights. Ballard will also reimburse the Agents for certain specified expenses in connection with entering into the Equity Distribution Agreement.
The ATM Program is being made pursuant to a prospectus supplement (the "Canadian Prospectus Supplement") to the Company’s base shelf prospectus dated June 12, 2020 (the "Canadian Shelf Prospectus"), and pursuant to a prospectus supplement (the "US Prospectus Supplement") to the Company’s existing U.S. registration statement on Form F-10 (the "Registration Statement"). The Canadian Shelf Prospectus and the Canadian Prospectus Supplement have been filed with the securities commissions in each of the provinces and territories of Canada, and the Registration Statement and the US Prospectus Supplement has been filed with the United States Securities and Exchange Commission. Copies of the Equity Distribution Agreement, the Canadian Shelf Prospectus and the Canadian Prospectus Supplement are available on SEDAR at www.sedar.com, and copies of the Equity Distribution Agreement, the Registration Statement and the US Prospectus Supplement are available on EDGAR at www.sec.gov. Alternatively, the Agents will send copies of any of the foregoing documents upon request by contacting:
•In Canada – BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at (905) 791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca; Raymond James Ltd., Attn: Equity Capital Markets, 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2 Tel: (416) 777-4939, email:
ECM-syndication@raymondjames.ca; TD Securities Inc., Attn: Symcor, NPM, (tel: 289-360-2009, email: sdcconfirms@td.com) 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5.
•In the U.S. – BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, tel: (800) 414-3627, email: bmoprospectus@bmo.com; Raymond James & Associates, Inc., Attn: Equity Capital Markets Department, 880 Carillon Parkway, Tower 3, 5th Floor, St. Petersburg, FL 33716 Tel: (727) 567-2462, email: andrea.lanham@raymondjames.com; TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019, phone: 212-827-7392.

5.2     Disclosure for Restructuring Transactions
Not applicable.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.
8.     Executive Officer
Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com
9.     Date of Report
September 1, 2020.